Exhibit 99.1

Azure Power Announces Results for Fiscal First Quarter 2021

Mauritius, August 13, 2020: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fiscal first quarter 2021 ended June 30, 2020.

Fiscal First Quarter 2021 Quarter ended June 30, 2020 Operating Highlights:

•

Operating Megawatts (“MW”) were 1,809 MWs, as of June 30, 2020, an increase of 12% over June 30, 2019. Operating and Committed Megawatts were 7,115 MWs, as of quarter ended June 30, 2020, an increase of 112% over the quarter ended June 30, 2019. Committed megawatts include 4,000 MWs for which we have received Letters of Award (“LOA”) but the Power Purchase Agreements (“PPAs”) have not yet been signed. PPAs for these 4,000 MWs will follow only after the sale of power is contracted by SECI under a power sale agreement (“PSA”).

•	Revenue for the quarter ended June 30, 2020 was INR 3,940 million (US$ 52.2 million), an increase of 16% over the quarter ended June 30, 2019.
•

Net profit for the quarter ended June 30, 2020 was INR 46 million (US$ 0.6 million). During the quarter, our results were negatively impacted by a one-time charge of INR 264 million (US$ 3.5 million) related to debt refinancing, refer the detailed explanation in the net profit section of the commentary below.

• •

Non-GAAP Adjusted EBITDA for the quarter ended June 30, 2020 was INR 3,298 million (US$ 43.7 million), an increase of 29% over the quarter ended June 30, 2019.

Non-GAAP Cash flow to Equity (“CFe”) for Operating Assets for the quarter ended June 30, 2020 was INR 1,641 million (US$ 21.7 million), an increase of INR 511 million or 45% over the quarter ended June 30, 2019.

Key Operating Metrics

Electricity generation during the quarter ended June 30, 2020 was 883.9 million kWh, an increase of 183.8 million kWh or 26%, over the quarter ended June 30, 2019. The increase in electricity generation was principally a result of additional operating capacity during the period driven by the commissioning of new projects. Our Plant Load Factor (“PLF”) for the quarter ended June 30, 2020, was 23.1%, compared to 19.4%, for the same comparable period in 2019, which increased principally due to the addition of DC capacity and improved performance by our plants.

We did not commission any significant capacity during the quarter ended June 30, 2020, due to COVID-19 disruptions and completed 1 MWs (AC) and 3 MWs (DC). We continue to expect that the majority of our capacity under construction will be completed before the expected revised commissioning dates, as approved by the respective counterparties.

As of June 30, 2020, our operating and committed megawatts were 7,115 MWs, an increase of 3,764 MWs compared to June 30, 2019. Committed megawatts include 4,000 MWs for which we have received LOAs but the PPAs have not yet been signed. The PPAs for the committed 4,000 MWs with a LOA will follow only after the sale of power is contracted by SECI under a PSA.

Nominal Contracted Payments

Our Power Purchase Agreements (“PPAs”) create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, we include those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of June 30,
	2019	2020
	INR	INR	US$
Nominal contracted payments (in millions)	580,782	1,206,950	15,971.2
Total estimated energy output (kilowatt hours in millions)	169,671	385,174

Nominal contracted payments as of June 30, 2020 increased compared to as of June 30, 2019 as we entered into additional PPAs and LOAs. Our nominal contracted payments are not impacted for the delays in construction due to COVID-19, as revenues from our PPAs start on the date of commissioning of the project.

Portfolio Revenue Run-Rate

Portfolio revenue run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio revenue run-rate, we multiply the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to our PPAs, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of June 30,
	2019	2020
	INR	INR	US$
Portfolio revenue run-rate (in millions)	25,940	53,591	709.5
Estimated annual energy output (kilowatt hours in millions)	7,468	16,969

As of June 30, 2020, our portfolio revenue run-rate was INR 53,591 million (US$ 709.5 million) which was an increase of INR 27,651 million (US$ 366.1 million) compared to June 30, 2019.

Fiscal First Quarter 2021 Quarter ended June 30, 2020 Consolidated Financial Results:

Operating Revenues

Operating revenues for the quarter ended June 30, 2020 were INR 3,940 million (US$ 52.2 million), an increase of 16% from INR 3,389 million in the quarter ended June 30, 2019. This increase was driven by the revenue generated from projects which were commissioned during the period after June 30, 2019 and additional revenue of INR 73.1 million (US$ 1.0 million) for the recovery of Safe Guard Duties and Goods and Service Tax under the change in law provision of our PPAs for three of our projects.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations for the quarter ended June 30, 2020 decreased by 11% to INR 263 million (US$ 3.5 million) from INR 297 million in the quarter ended June 30, 2019. The lower cost of operations was primarily due to cost efficiencies and lower cost incurred during the quarter ended June 30, 2020, due to COVID-19 of approximately INR 50.0 million (US$ 0.7 million), primarily due to less module cleaning and other operation and maintenance activities.

The cost of operations per megawatt during the quarter ended June 30, 2020 was approximately INR 0.15 million (~US$ 1,900), lower than the approximately INR 0.19 million (~US$ 2,576) for the quarter ended June 30, 2019, reflecting productivity improvement and the deferment of expenses due to impact of COVID-19.

General and Administrative Expenses

General and administrative expenses for the quarter ended June 30, 2020 were INR 379 million (US$ 5.0 million), a decrease of INR 165 million (US$ 2.2 million) compared to the quarter ended June 30, 2019. General and administrative expenses were lower primarily due to the absence of management transition expenses of INR 90 million (US$ 1.2 million) related to the quarter ended June 30, 2019, and less activity due to COVID-19 in legal and professional expenses of INR 28 million (US$ 0.4 million) and travel of around INR 19 million (US$ 0.3 million).

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended June 30, 2020 increased by INR 132 million (US$ 1.7 million), or 21%, to INR 755 million (US$ 10.0 million) compared to the quarter ended June 30, 2019. The increase relates to the additional depreciation on capital expenditures from the increase in operating MWs year over year.

Interest Expense, Net

Net interest expense during the quarter ended June 30, 2020 increased by INR 603 million (US$ 8.0 million), or 39%, to INR 2,163 million (US$ 28.7 million) compared to the quarter ended June 30, 2019. The increase in net interest expense was primarily due to additional interest expense of INR 303 million (US$ 4.0 million) related to projects commissioned during the past 12 months, a one-time charge of INR 264 million (US$ 3.5 million) related to a debt refinancing and lower interest income of INR 36 million (US$ 0.5 million) on account of lower free cash available during the quarter ended June 30, 2020, compared to the quarter ended June 30, 2019.

Loss on Foreign Currency Exchange

The Indian Rupee (“INR”) depreciated against the U.S. dollar by INR 0.14 for every US$ 1.00 (or 0.2%) during the quarter from March 31, 2020 to June 30, 2020. During the quarter ended June 30, 2020, the Company incurred an expense on foreign exchange of INR 17 million (US$ 0.2 million) compared to expense of INR 50 million, during the quarter ended June 30, 2019, on account of lower volatility in INR versus the U.S. dollar compared to the same quarter in the prior year.

Other Income

There was no other income during the current or prior comparable period.

Income Tax Expense

Income tax expense increased during the quarter ended June 30, 2020 by INR 173 million (US$ 2.3 million) to INR 317 million (US$ 4.2 million), compared to an income tax expense of INR 144 million in the quarter ended June 30, 2019. The increase in income tax expense is primarily due to higher taxable income and tax withholding related to our solar green bonds.

Net profit

The net profit for the quarter ended June 30, 2020 was INR 46 million (US$ 0.6 million), a reduction of INR 125 million (US$ 1.7 million) compared to a net profit of INR 171 million for the quarter ended June 30, 2019. The profit was lower primarily due to a one-time charge of INR 264 million (US$ 3.5 million) related to a debt refinancing and INR 173 million (US$ 2.3 million) of higher income tax expenses, partially offset by higher revenue from our projects.

Cash Flow and Working Capital

Cash flow used in operating activities for the quarter ended June 30, 2020 was INR 562 million (US$ 7.5 million), compared to INR 459 million for the quarter ended June 30, 2019. The cash used in operating activities was higher primarily on account of an additional semi-annual payment on bond interest on the new US$ 350 million solar green bond issued in September 2019, partially offset by additional revenue.

During the quarter ended June 30, 2020, the working capital outflow was INR 2,235 million (US$ 29.6 million), compared to an outflow of INR 1,509 million, for the quarter ended June 30, 2019, primarily on account of an additional semi-annual payment of interest on bonds reflecting the issuance of a new US$ 350 million solar green bond in September 2019.

The Company’s days receivable were 139 days, as of June 30, 2020, as compared to 126 days as of March 31, 2020, primarily on account of continued issues with collections for our 50 MW project in Andhra Pradesh and 130 MW project in Karnataka. Excluding these two projects, our days receivable would have been 90 days.

Cash used in investing activities for the quarter ended June 30, 2020 was INR 1,859 million (US$ 24.6 million), compared to INR 5,675 million for the quarter ended June 30, 2019. The company incurred lower capital expenditures due to COVID-19 for the quarter ended June 30, 2020 amounting to INR 1,853 million (US$ 24.5 million) for new solar projects compared to capital expenditures of INR 5,666 million for the quarter ended June 30, 2019.

Cash from financing activities for the quarter ended June 30, 2020 was INR 268 million (US$ 3.6 million) compared to INR 10,742 million for the quarter ended June 30, 2019, primarily due to an increase in borrowings (net of repayments) of INR 329 million (US$ 4.4 million) in the current quarter as compared to an increase in borrowings (net of repayments) of INR 10,742 million during the quarter ended June 30, 2019.

Liquidity Position

As of June 30, 2020, the Company had INR 7,971 million (US$ 105.5 million) of cash, cash equivalents and current investments. The Company had undrawn project debt commitments of INR 21,925 million (US$ 290.3 million) as of June 30, 2020.

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP metric, please refer to the reconciliation of this non-GAAP metric in this document.

Adjusted EBITDA was INR 3,298 million (US$ 43.7 million) for the quarter ended June 30, 2020, compared to INR 2,548 million for the quarter ended June 30, 2019. The increase was primarily due to the increase in revenue during the quarter ended June 30, 2020 and lower expenses related to operations and general and administrative expenses.

Cash Flow to Equity (CFe) for Operating Assets

CFe is a Non-GAAP metric, please refer to the reconciliation of this non-GAAP metric in this document.

Cash Flow to Equity for Operating Assets was INR 1,641 million (US$ 21.7 million) for the quarter ended June 30, 2020, an increase of 45% compared to INR 1,130 million for the quarter ended June 30, 2019. The increase in Cash Flow to Equity for Operating Assets was primarily driven by higher revenues from the completion of new projects during the previous 12 months and higher EBITDA margins during the period due to lower expenses.

COVID-19 Update

We are continuously monitoring the COVID-19 situation and taking the requisite steps to address the situation. Our construction activities are gradually increasing to normal levels; however, they have still not reached the pre-COVID-19 or planned level. However, we expect our projects to get commissioned within the expected revised commissioning deadlines, as extended by respective counter parties and within the original budgeted cost. Our operational and maintenance activities continue to perform at near normal levels.

Other matters

On April 1, 2020, the Company adopted ASC Topic 326, Financial Instruments-Credit Losses using a prospective approach. In compliance with the guidance, the allowance for credit losses recognized based on historical loss experience is adjusted to reflect current and estimated future economic conditions. The Company applied the expected credit loss model to assess any required allowance. The impact of adoption of this guidance did not have a material effect on the Company's financial statements.

During the period, the Company received a notice from one of the DISCOM requesting a one-time discount due to COVID-19. We are entitled to full recovery of our receivables, as per the terms of the PPA and have responded accordingly to the DISCOM.

Our employees were granted options as of March 31, 2020 under our 2016 Equity Incentive Plan (as amended in 2020), with the exercise price of US$ 14.19 per share, calculated at the fair market value on March 31, 2020. The Awards Agreements were issued in June 2020 and August 2020 and provided for options exercisable into 181,493 and 86,000 equity shares, respectively. All of the options granted in June 2020, and 2,000 Options granted in August 2020 vest over 4 years (until March 31, 2024). 84,000 Options granted in August 2020 are exercisable only after March 31, 2025 and vest over a period of 8 years (with first vesting of 12,000 Options on March 31, 2022, subsequent vesting of 12,000 options every year thereafter until March 31, 2028 or expiry of the Plan whichever is earlier.)

Guidance for Fiscal Year 2021

The following statements are based on our current expectations. These statements are forward-looking and actual results may differ materially. For fiscal year ending March 31, 2021, we continue to expect to have between 2,650 – 2,950 MWs operational and revenues of between INR 15,800 – 16,600 million (or US$ 209– 220 million at the June 30, 2020 exchange rate of INR 75.53 to US$ 1.00) for fiscal year ending March 31, 2021.

With respect to our revenue guidance, approximately 90% of the expected revenue for fiscal year 2021 is expected to come from projects already commissioned and operating which have not been materially impacted from the COVID-19 pandemic. Our remaining revenue is subject to when plants under construction are completed and completion timelines are currently more difficult to forecast due to disruptions related to COVID-19. The timing of commissioning of our under-construction projects does not impact our revenues we expect during the 25-year PPA because revenues begin at the date of commissioning.

For the second fiscal quarter of 2021, we expect revenues of between INR 3,200 – INR 3,400 million (or US$ 42.4 – US$ 45.0 million at the June 30, 2020 exchange rate of INR 75.53 to US$ 1.00) and a PLF of between 18.0% and 19.0%.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Friday, August 14, 2020 at 8:30 a.m. U.S. Eastern Time. The conference call can be accessed live by dialing +1-866-746-2133 (in the U.S.) and +91-22-6280-1444 (outside the U.S.) and reference the Azure Power first Quarter Earnings Call.

Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Friday, August 21, 2020 and can be accessed by dialing +1-833-289-8317 (in the U.S.) and +91-22-7194-5757 (outside the U.S.) and entering the replay passcode 61700. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations approximately 12 hours following the conclusion of the call.

Exchange Rates

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 75.53 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2020. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a relatively new public company; its ability to attract and retain its relationships with third parties, including its solar partners; the Company’s ability to meet the covenants in its debt facilities; meteorological conditions; issues related to the corona virus; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or has received the LOA. There is no assurance that we will be able to sign a PPA even though we have a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange, net (e) Other income/ mutual fund income. The Company believes Adjusted EBITDA is useful to investors in assessing the Company’s ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

The Company’s management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•	it does not reflect changes in, or cash requirements for, working capital;
•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•	it does not reflect payments made or future requirements for income taxes; and
•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures.

Cash Flow to Equity (CFe)

Cash Flows to Equity is a Non-GAAP financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe GAAP metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We define CFe as profit before tax (the most comparable GAAP metric), adjusted for net cash provided for used/in operating activities, other than changes in operating assets and liabilities, income and deferred taxes and amortization of hedging costs; less: cash paid for income taxes, debt amortization and maintenance capital expenditure.

We believe that changes in operating assets and liabilities is cyclical for cash flow generation of our assets, due to high growth environment. Furthermore, to reflect the actual cash outflows for income tax, we deduct income and deferred taxes computed under US GAAP presented in our consolidated financial statements and instead include the actual cash tax outflow during the period, are considered as part of tax expense.

We believe that external consumers of our financial statements, including investors and research analysts, use Cash Flows to Equity both to assess Azure Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not the Cash from Operations of the Company on a consolidated basis. We believe CFe supplements GAAP results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using GAAP results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under GAAP.

We have also bifurcated the CFe into Operational Assets and Others, as defined below, so that users of our financial statements are able to understand the Cash generation from our operational assets.

We define our Operational Assets, as the Projects which had commenced operations on or before June 30, 2020. The operational assets represent the MW operating as on the date.

We define Others as the project SPV’s which are under construction, or under development, Corporate which includes our three Mauritius entities, the other than projects covered under operational assets, as well as a company incorporated in the U.S.A. and other remaining entities under the group.

We define debt amortisation as the current portion of long-term debt which has been repaid during the period as part of debt repayment obligations, excluding the debt which has been repaid before maturity or refinanced. It does not include the amortisation of debt financing costs or interest paid during the period.

Other items from the Statement of Cash Flows include most of the items that reconcile “Net (loss) gain” and “Changes in operating assets and liabilities” from the Statement of Cash Flows, other than deferred taxes, non-cash employee benefit and amortization of hedging costs.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(INR and US$ amounts in millions, except share and par value data)

	As of March 31,	As of June 30,
	2020	2020	2020
	(INR)	(INR)	(US$)
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	9,792	7,971	105.5
Restricted cash	4,877	4,911	65.0
Accounts receivable, net	4,456	5,137	67.9
Prepaid expenses and other current assets	1,619	1,708	22.7
Total current assets	20,744	19,727	261.1
Restricted cash	848	466	6.2
Property, plant and equipment, net	95,993	98,759	1,307.8
Software, net	55	54	0.7
Deferred income taxes	2,205	2,064	27.3
Right-of-use assets	4,434	4,241	56.1
Other assets	8,115	9,214	121.9
Investments in held to maturity securities	7	7	0.1
Total assets	132,401	134,532	1,781.2
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	975	-	-
Accounts payable	1,795	2,472	32.7
Current portion of long-term debt	2,303	2,164	28.7
Income taxes payable	50	253	3.3
Interest payable	1,716	475	6.3
Deferred revenue	110	110	1.5
Lease liabilities	256	322	4.3
Other liabilities	2,020	2,500	33.2
Total current liabilities	9,225	8,296	110.0
Non-current liabilities:
Long-term debt	86,586	89,491	1,184.8
Deferred revenue	2,129	2,134	28.3
Deferred income taxes	2,622	2,496	33.0
Asset retirement obligations	741	751	9.9
Leases liabilities	3,592	3,285	43.5
Other liabilities	289	413	5.5
Total liabilities	105,184	106,866	1,415.0
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 47,650,750 and 47,844,607 shares issued and outstanding as of March 31, 2020 and June 30, 2020, respectively	2	2	0.0
Additional paid-in capital	37,533	37,684	498.9
Accumulated deficit	(8,580)	(8,541)	(113.1)
Accumulated other comprehensive loss	(1,937)	(1,685)	(22.3)
Total APGL shareholders’ equity	27,018	27,460	363.5
Non-controlling interest	199	206	2.7
Total shareholders’ equity	27,217	27,666	366.2
Total liabilities and shareholders’ equity	132,401	134,532	1,781.2

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(INR and US$ amounts in millions, except share and per share data)

	Three months ended June 30,
	Unaudited
	2019	2020	2020
	INR	INR	US$
Operating revenues:
Sale of power	3,389	3,940	52.2
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	297	263	3.5
General and administrative	544	379	5.0
Depreciation and amortization	623	755	10.0
Total operating costs and expenses:	1,464	1,397	18.5
Operating income	1,925	2,543	33.7
Other expense, net:
Interest expense, net	1,560	2,163	28.7
Loss (gain) on foreign currency exchange, net	50	17	0.2
Total other expenses, net	1,610	2,180	28.9
Profit before income tax	315	363	4.8
Income tax expense	(144)	(317)	(4.2)
Net profit after tax	171	46	0.6
Less: Net (loss) / profit attributable to non-controlling interest	(7)	7	0.1
Net profit attributable to APGL equity Shareholders	178	39	0.5
Net profit per share attributable to APGL equity Shareholders:
Basic	4.32	0.82	0.01
Diluted	4.23	0.80	0.01
Shares used in computing basic and diluted per share amounts
Equity shares: Basic	41,044,990	47,709,244	47,709,244
Equity shares: Diluted	41,884,418	48,555,163	48,555,163

AZURE POWER GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	Three months ended June 30,
	Unaudited
	2019	2020	2020
	INR	INR	US$
Cash flow from operating activities:
Net gain	171	46	0.6
Adjustments to reconcile gain/(loss) to net cash from/ (used in) operating activities:
Deferred income taxes	(27)	(34)	(0.5)
Depreciation and amortization	623	755	10.0
Adjustments to derivative instruments	258	489	6.5
Loss on disposal of property plant and equipment	-	8	0.1
Share based compensation	17	68	0.9
Amortization of debt financing costs	76	116	1.5
Realized gain on investments	(1)	-	-
Provision for employee benefits	20	2	-
ARO accretion	9	10	0.1
Non- cash rent expense	(7)	(8)	(0.1)
Allowance for doubtful accounts	35	12	0.2
Loan Prepayment charges	-	234	3.1
Foreign exchange loss, net	50	17	0.2
Change in operating lease right-of-use assets	83	(154)	(2.0)
Change in operating lease liabilities	(257)	112	1.5
Changes in operating assets and liabilities:
Accounts receivable	(868)	(693)	(9.2)
Prepaid expenses and other current assets	(340)	(270)	(3.7)
Other assets	(126)	125	1.7
Accounts payable	70	(120)	(1.6)
Interest payable	(358)	(1,241)	(16.4)
Deferred revenue	5	5	0.1
Other liabilities	108	(41)	(0.5)
Net cash flows used in operating activities	(459)	(562)	(7.5)
Cash flow from investing activities
Purchase of property plant and equipment	(5,666)	(1,853)	(24.5)
Purchase of software	(9)	(6)	(0.1)
Purchase of available for sale investments	(600)	-	-
Sale of available for sale investments	600	-	-
Net cash flows used in investing activities	(5,675)	(1,859)	(24.6)

Cash flows from financing activities
Proceeds from equity shares	-	137	1.8
Repayments of term and other debt	(247)	(5,577)	(73.8)
Loan prepayment charges	-	(198)	(2.6)
Proceeds from term and other debt	10,989	5,906	78.2
Net cash provided by financing activities	10,742	268	3.6
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2)	(16)	(0.2)
Net increase/ (decrease) in cash and cash equivalents and restricted cash	4,608	(2,153)	(28.5)
Cash and cash equivalents and restricted cash at the beginning of the period	13,986	15,517	205.4
Cash and cash equivalents and restricted cash at the end of the period	18,592	13,348	176.7

AZURE POWER GLOBAL LIMITED

Unaudited NON-GAAP metrices

(INR and US$ amounts in millions)

CASH FLOWS TO EQUITY (CFe)

	For the three months ended June 30, 2019				For the three months ended June 30, 2020
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Sale of power	3,389		—	3,389	3,940		—	3,940	52.2
Cost of operations	297		—	297	263		—	263	3.5
General and administrative	544		201	343	379		255	124	1.6
Depreciation and amortization	623		8	615	755		7	748	9.9
Operating income	1,925		(209)	2,134	2,543		(262)	2,805	37.2
Interest expense, net	1,560		91	1,469	2,163		241	1,922	25.4
Other income	—		—	—	—		—	—	—
Loss/(gain) on foreign currency exchange, net	50		(6)	56	17		(2)	19	0.3
Profit before Income Tax	315		(294)	609	363		(501)	864	11.5
Add: Depreciation and amortization	623		8	615	755		7	748	9.9
Add: Loss/(gain) on foreign currency exchange, net	50		(6)	56	17		(2)	19	0.3
Add: Amortization of debt financing costs	76		72	4	116		110	6	0.0
Add: Other items from Statement of Cash Flows(1)	73		13	60	326		74	252	3.3
Less: Cash paid for income taxes	(155)		(62)	(93)	(88)		(31)	(57)	(0.8)
Less: Debt amortization(2)	(121)		—	(121)	(191)		—	(191)	(2.5)
Less: Maintenance capital expenditure(3)	—		—	—	—		—	—	—
CFe	861	(4)	(269)	1,130	1,298	(4)	(343)	1,641	21.7

(1)

Other items from the Statement of Cash Flows. Other items include: loss on disposal of property plant and equipment of INR Nil and INR 8 million, share based compensation of INR 17 million and INR 68 million, realized gain on investment of INR 1 million and INR Nil, non-cash rent expense of INR 7 million and INR 8 million, allowance for doubtful debts of INR 35 million and INR 12 million, employee benefit expense of INR 20 million and INR 2 million, loan repayment charges of INR Nil and INR 234 million and ARO accretion of INR 9 million and INR 10 million for the quarter ended June 30, 2019 and June 30, 2020, respectively.

(2)

Debt Amortization: Repayments of term and other loans during the quarter ended June 30, 2020, was INR 5,577 million (refer to the Statement of Cash Flows) which includes INR 5,386 million related to refinancing of loans or early repayment of debt before maturity and have been excluded to determine debt amortization of INR 191 million (US$ 2.5 million). Repayments of term and other loans during the quarter ended June 30, 2019, was INR 247 million (refer to the Statement of Cash Flows) which includes INR 126 million related to refinancing of loans or early repayment of debt before maturity and has been excluded to determine debt amortization of INR 121 million.

(3)	Classification of Maintenance capital expenditures and Growth capital expenditures

All our capital expenditures are considered Growth Capital Expenditures. In broad terms, we expense all expenditures in the current period that would primarily maintain our businesses at current levels of operations, capability, profitability or cash flow in operations and maintenance and therefore there are no Maintenance capital expenditures. Growth capital expenditures primarily provide new or enhanced levels of operations, capability, profitability or cash flows.

(4)	Reconciliation of total CFe to GAAP Cash from Operating Activities:

	For the three months ended June 30, 2019	For the three months ended June 30, 2020
CFe (Non-GAAP)	861	1,298
Items included in GAAP Cash from Operating Activities but not considered in CFe
Change in operating assets and liabilities as per statement of cash flows	(1,509)	(2,235)
Current income taxes	(171)	(351)
Prepaid lease payments and employee benefits	(174)	(42)
Amortization of hedging costs	258	489
Items included in CFe but not considered in GAAP Cash Flow from Operating Activities:
Debt amortization	121	191
Cash taxes paid	155	88
Cash from Operating Activities (GAAP)	(459)	(562)

Reconciliation of Net Profit/(loss) to Adjusted EBITDA for the periods indicated:

	Unaudited
	Three months ended June 30,
	2019	2020	2020
	INR	INR	US$
Net Profit	171	46	0.6
Income tax expense	144	317	4.2
Interest expense, net	1,560	2,163	28.7
Depreciation and amortization	623	755	10.0
Loss on foreign currency exchange, net	50	17	0.2
Adjusted EBITDA	2,548	3,298	43.7